DDC ENTERPRISE LIMITED

368 9th Ave., 6th Floor

New York, New York 10001

Via Edgar

August 5, 2025

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: DDC Enterprise Ltd (the “Company”)

Registration Statement on Form F-3

Filed on July 22, 2025

File No. No. 333-288826

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated July 31, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-3 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended F-3”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-3, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-3 filed July 22, 2025

General

1.	Please file the indenture in connection with any debt securities you intend to issue pursuant to this registration statement. See Trust Indenture Act Compliance and Disclosure Interpretation 201.02.

We respectfully advise the Staff that we have filed the form of indenture as Exhibit 4.1 to the Amended F-3.

Please reach Ted Paraskevas, the Company’s outside counsel at +1 212-407-4971 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Norma Chu
DDC Enterprise Limited
Chief Executive Officer
Encl.